Investment Thesis FINANCIAL DATA AS OF June 30, 2018 DATED: July 30, 2018 Filed by Old National Bancorp Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Klein Financial, Inc.   On July 30, 2018, Old National Bancorp filed a Current Report on Form 8-K with the Securities and Exchange Commission that included a slide presentation its executive officers intend to use in one or more meetings with investors and analysts. The following slides are excerpts from the slide presentation and relate to Old National Bancorp’s pending acquisition of Klein Financial, Inc.

Additional Information for Shareholders of Klein Financial, Inc. Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Klein Financial, Inc. (“KFI”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and KFI, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from KFI by accessing KFI’s website at www.kleinbank.com under the tab “About.” ONB and KFI and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of KFI in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2018 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 5, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements; Non-GAAP; New Accounting Standards Forward-Looking Statements: This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, descriptions of Old National Bancorp’s (“Old National’s”) financial condition, results of operations, asset and credit quality trends and profitability.  Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning.  These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties. There are a number of factors that could cause actual results to differ materially from those in such statements.  Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the merger with Anchor-Minnesota that might not be realized within the expected timeframes and costs or difficulties relating to integration matters might be greater than expected;  market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s business; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National to execute its business plan; changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; disruptive technologies in payment systems and other services traditionally provided by banks; computer hacking and other cybersecurity threats; other matters discussed in this presentation; and other factors identified in our Annual Report on Form 10-K and other periodic filings with the SEC.  These forward-looking statements are made only as of the date of this presentation, and Old National does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation. Non-GAAP: These slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the registrant; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, Old National Bancorp has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure. New Accounting Standards: For the three months ended March 31, 2018, amounts reflect the reclassification of $0.5 million of agency costs from data processing expense to investment product fee revenue as a result of the implementation of the revenue recognition accounting standard.

Our Transformational Journey 2011 Monroe Bancorp $771M 15 Branches 2012 Indiana Community $818M 17 Branches 2014 Tower Financial $618M 7 Branches 2014 United Bancorp $851M 18 Branches 2013 24 Branches (Bank of America) 2011 Integra Bank (FDIC) $1.8B 52 Branches 2014 LSB Financial $337M 5 Branches 2015 Founders Financial $447M 4 Branches 2016 Anchor BanCorp (Wisconsin) $2.2B 46 Branches Total assets acquired 2017 Anchor Bancorp (Minnesota) $2.2B 17 Branches Announced intent to acquire Klein, June, 2018

Transforming Old National's Landscape


Acquired Monroe Bancorp – Enhanced Bloomington, IN presence January, 2011
Sold non-strategic market – Chicago-area - 4 branches
Acquired Indiana Community – Entry into Columbus, IN September, 2012
Sold 12 branches
Acquired Tower Financial – Enhancing Ft. Wayne, IN presence April, 2014
Acquired United Bancorp — Entering Ann Arbor, MI July, 2014
Acquired LSB Financial Corp.– Enhancing Lafayette, IN presence November, 2014
Sold non-strategic market – Southern IL – 12 branches + 5 branches
Acquired Anchor BanCorp Wisconsin Inc. – Entering the state of Wisconsin May, 2016
Acquire Anchor Bancorp, Inc. – Entering Minneapolis November, 2017
Pending sale of 10 branches in Wisconsin
Announced intent to acquire Klein Financial, Inc. Minneapolis June, 2018
2011
2012
2013
2014
2015
2016
2017
2018
Consolidation of 44 branches
FDIC-assisted acquisition of Integra Bank July, 2011
Consolidation of 21 branches
Acquired 24 MI / IN branches July, 2013
Consolidation of 22 branches
Consolidation of 4 branches
Acquired Founders Financial Corporation– Entry into Grand Rapids, MI January, 2015
Consolidation of 23 branches
Consolidation of 5 branches
Consolidation of 29 branches
Consolidation of 10 branches

Acquired 205 + 18 Pending | **Sold 33 + 10 Pending** | **Consolidated 158**

OLD NATIONAL BANCORP 5

Creating Minnesota’s Preeminent Community Bank Source: S&P Global Market Intelligence and FDIC Summary of Deposits as of June 30, 2017 “Out-product Small Banks, Out-service Large Regionals” Highly complementary footprint and business mix that creates a $3B+ Minneapolis franchise #5 deposit market share ranking in Minneapolis Franchise supports future growth (64% L/D) with a strong, low-cost core deposit base (14 bps total cost) ONB Klein Minneapolis MSA – Deposit Market Share 90 35 94 “A Perfect Fit”

Klein Improves Low Cost Deposit Franchise Source: S&P Global Market Intelligence and Company documents 1 Rank based on most recent quarter data per S&P Global Market Intelligence for banks and savings banks headquartered in the Midwest, excluding merger targets 2 Deposit beta calculated as change in cost of interest-bearing deposits over change in federal funds rate Cost of Interest-Bearing Deposits vs. Fed Funds Q3’15 – Q1’18 Deposit Beta 2 Klein’s cost of total deposits has trended downward despite an increasing rate environment 3 bps decrease in IBD deposits versus a 150 bps increase in the Fed Funds rate this cycle 6th lowest cost of interest-bearing deposits among 114 Midwest banks between $1.0 and $3.0B in assets1 Negative deposit beta of 2.0%2 since the third quarter of 2015 Positioned for growth with a 64% loan-to-deposit ratio as of March 31, 2018; PF Total ONB 85% loan-to-deposit ratio

Highly Complementary Product Mix Old National (MN only) Klein Pro Forma (MN Only) Loans Deposits Total: $1.7B Total: $1.1B Total: $2.8B Total: $1.8B Total: $1.7B Total: $3.5B Source: S&P Global Market Intelligence and Company documents. Pro Forma Minnesota Franchise - Loan & Deposit Composition as of March 31, 2018 MN Gross Loans / Deposits: 95% Gross Loans / Deposits: 64% MN Gross Loans / Deposits: 80%